Exhibit 99.1
Qiao Xing Universal Telephone, Inc.’s Net Sales and Gross Profit Increased 18% and 43%
Respectively for the First Quarter of 2006
     HUIZHOU, Guangdong, China, June 30 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) released today, on an un-audited management account basis, certain key financial data for the first quarter of 2006. Compared with the same period of the previous year, in the first quarter of 2006, the Company’s net sales and gross profit increased 18% and 43% respectively.

	1st Quarter of	1st Quarter of
	2005	2006
	(US$million)	(US$million)
Net sales	71.1	84.1
Cost of goods sold	61.7	70.8
Gross profit	9.4	13.3
Operating expenses other than share-based compensation	(3.6)	(3.9)
Share-based compensation	—	(7.3)
Income from operations	5.8	2.1
     Net sales increased 18.4% compared with the same period a year earlier. This increase was mainly attributable to the following:
     a. Unit selling price for the ‘CECT’-brand mobile phone handsets increased as a result of the ‘High-End Product Strategy’, implemented by CEC Telecom Co. Ltd. (CECT), one of XING’s operating subsidiaries.
     b. For the ‘COSUN’-brand mobile phone handsets introduced by Huizhou Qiao Xing Communication Industry, Ltd., another of XING’s operating subsidiaries, sales increased as the sales network continued to expand and the product range moved from low-end only to a complete one consisting of high-end, mid-end and low-end products.
     c. For the indoor phone business segment, there were more sales to telecommunication operators and more export sales.
     As sales revenue increased, gross profit grew US$3.9 from US$9.4 million for the first quarter of 2005 to US$13.3 million for the same period in 2006. This represented an increase of 42.5%.
     Operating expenses other than stock-based compensation for the first quarter increased US$0.3 million from 2005 to 2006, owing mainly to the increase in staff in research and development in CECT.
     Stock-based compensation increased from nil for 2005 Q1 to US$7.3 million for 2006 Q1. In the first quarter of 2006, the Company granted to certain employees and an external consultant stock options to purchase all the 2,000,000 shares of common stock authorized and reserved for issuance under the Stock Compensation Plan set up in 2005. The fair value of the options of US$7.3 million was recorded as share-based compensation expenses.
     Mr. Wu Rui Lin, Chairman of XING, said, “Like many other listed companies, XING sets up from time to time Stock Compensation Plans to increase the ability of the Company to secure and retain highly qualified and experienced individuals to serve as officers, directors, employees or advisors of the Company by affording such individuals the opportunity to participate in the appreciation in value of the common stock of the Company upon exercise of stock options granted to such individuals under the Plans. The granting of stock options, though representing an expense in the income statement and having a dilutive effect on earnings, has the advantage of not involving any outflow of cash. In fact, for some senior employees, the lion’s share of their total remuneration package is in stock options. The share-based compensation recorded for 2006 Q1 related to the 2005 Plan, and was for services rendered over a long period of time. Indeed, we have to go back to 1999 for the last time a similar plan was set up. Stock options, a portion of which were subsequently re-priced, were granted in 1999 and 2000 under the 1999 Plan, resulting in a total amount of stock-based compensation of US$6.1 million charged to the profit and loss account.
     “If we take out the share-based compensation, income from operations would have increased 61.5% to reach US$9.4 million for the first quarter of 2006, compared with US$5.8 million for the same period a year earlier.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to $356 million in 2005. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A100’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                      06/30/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)